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SE 17018802

SEC Mail Processing Section NOV 21 2017 Washington DC 408

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-43206

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10-01-16 (MM/DD/YY) AND ENDING 09-30-17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Templeton/Franklin Investment Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Franklin Parkway
(No. and Street)

San Mateo (City) CA (State) 94403-1906 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Angelina Hendraka (650)525-7085
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers, L.L.P.
(Name – *if individual, state last, first, middle name*)

3 Embarcadero Center (Address) San Francisco (City) CA (State) 94111 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Angelina Hendraka, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Templeton/Franklin Investment Services, Inc., as of September 30, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer
Title

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of San Mateo
Subscribed and sworn to (or affirmed) before me on this 13th day of November, 2017, by Hendraka Angelina Dessy, proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

Notary Public


LINDA LE
COMM. # 2085380
NOTARY PUBLIC-CALIFORNIA
ALAMEDA COUNTY
MY COMM. EXP. NOV. 6, 2018

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Templeton/Franklin Investment Services, Inc. and Subsidiary

Report on Audit of Statement of Financial Condition
September 30, 2017



pwc

Report of Independent Registered Public Accounting Firm

To the Board of Directors of
Templeton/Franklin Investment Services, Inc.:

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Templeton/Franklin Investment Services, Inc. (the "Company") as of September 30, 2017 in conformity with accounting principles generally accepted in the United States of America. The statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit of this statement in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP
November 13, 2017

PricewaterhouseCoopers LLP, Three Embarcadero Center, San Francisco, CA 94111-4004
T: (415)498 5000, F: (415) 498 7100, www.pwc.com/us

Templeton/Franklin Investment Services, Inc. and Subsidiary
Statement of Financial Condition
September 30, 2017

Assets		
Cash and cash equivalents	$	3,450,850
Due from affiliates		635,622
Deferred taxes		259,794
Other		14,142
Total Assets	**$**	**4,360,408**
Liabilities and Stockholder's Equity		
Liabilities		
Accounts payable and accrued expenses	$	684,886
Due to affiliates		511,465
Total liabilities		1,196,351
Commitments and Contingencies (Note 5)		
Stockholder's Equity		
Common stock, no par value, 10,000 shares authorized; 100 shares issued and outstanding		—
Additional paid in capital		36,588,734
Accumulated deficit		(33,424,677)
Total stockholder's equity		3,164,057
Total Liabilities and Stockholder's Equity	**$**	**4,360,408**

See Notes to Statement of Financial Condition.

1. Business

Nature of Operations

Templeton/Franklin Investment Services, Inc. ("TFIS" and collectively with its subsidiary, the "Company") is a wholly-owned subsidiary of Templeton Worldwide, Inc. (the "parent"), which in turn is a wholly-owned subsidiary of Franklin Resources, Inc. ("Franklin"). TFIS is registered with the United States Securities and Exchange Commission (the "SEC") as a broker-dealer and serves as an introducing broker-dealer for Franklin's Luxembourg-domiciled mutual funds to U.S. broker-dealers with offshore clients. TFIS is a member of the Financial Industry Regulatory Authority, which is the designated examining authority of U.S. broker-dealers, and the Securities Investor Protection Corporation.

TFIS operates as an introducing broker-dealer and does not hold funds or securities for customers or carry customer accounts. All customer transactions are cleared through other broker-dealers on a fully-disclosed basis.

TFIS' wholly-owned subsidiary, Templeton Franklin Global Distributors Ltd. ("TFGD"), a corporation organized under the laws of the commonwealth of Bermuda, was liquidated on September 27, 2017. TFGD's net assets of $641,523 were transferred to TFIS. The transaction had no impact on TFIS' net capital as determined under the SEC's Uniform Net Capital Rule 15c3-1 ("the Net Capital Rule").

Risks and Uncertainties

During the fiscal year ended September 30, 2017 ("fiscal year 2017"), the global equity financial markets provided positive returns, reflecting, among other things, generally positive global economic data tempered by political uncertainty.

The business and regulatory environments in which the Company operates remain complex, uncertain and subject to change. The Company is subject to various laws, rules and regulations globally that impose restrictions, limitations and registration, reporting and disclosure requirements on its business and add complexity to its compliance operations. The Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the "Dodd-Frank Act"), as well as other legislative and regulatory changes, impose restrictions and limitations on the Company, resulting in increased scrutiny and oversight of the Company's financial services and products. The Company continues to analyze the impact of the Dodd-Frank Act as further implementing rules are adopted and become effective.

In April 2016, the U.S. Department of Labor issued a new fiduciary rule that will subject financial professionals who provide investment advice to certain U.S. retirement clients to a new fiduciary duty intended to address conflicts of interests. Certain aspects of the rule became applicable in June 2017, while other aspects of the rule are not expected to become applicable until January 1, 2018, subject to any further regulatory update.

2. Significant Accounting Policies

Basis of Presentation

The statement of financial condition is prepared in accordance with accounting principles generally accepted in the United States of America, which require the use of estimates, judgments, and assumptions that affect the reported amounts of assets and liabilities at the date of the statement of financial condition. Management believes that the accounting estimates are appropriate and the resulting balances are reasonable; however, due to the inherent uncertainties in making estimates,

actual amounts may differ from these estimates. The Company has evaluated subsequent events through November 13, 2017, which is the date that the statement of financial condition was issued.

Cash and Cash Equivalents
Cash and cash equivalents consist of money market funds sponsored by Franklin and deposits with financial institutions and are carried at cost. Due to the short-term nature and liquidity of these financial instruments, the carrying values of these assets approximate fair value.

The Company limits the amount of credit exposure with any given financial institution and conducts ongoing evaluations of the creditworthiness of the financial institutions with which it does business. Deposits with one financial institution exceeded Federal Deposit Insurance Corporation insured limits by $661,747 at September 30, 2017, representing a concentration of credit risk.

Stock-Based Compensation
The fair value of Franklin's share-based payment awards is estimated on the date of grant based on the market price of the underlying shares of Franklin's common stock. The total number of awards expected to vest is adjusted for estimated forfeitures.

Income Taxes
The Company is included in the consolidated U.S. federal and combined California state income tax returns for Franklin. The Company also files a separate Florida state income tax return.

Under an intercompany tax sharing agreement (the "Agreement"), Franklin allocates these income taxes to the Company using the separate return method except for tax benefits arising from its federal and combined state net operating losses, which are utilized by Franklin under the Agreement. As a result of this exception to the separate company method, the Company does not record in its statement of financial condition deferred tax assets related to federal or combined state income tax losses. Instead, these deferred tax assets are treated as transferred to Franklin. The Company tracks these net operating loss deferred tax assets in a separate memorandum account.

Consistent with the separate company method, and other than as described above, deferred tax assets and liabilities are recorded for temporary differences between the tax basis of assets and liabilities and the reported amounts in the statement of financial condition using the statutory tax rates in effect for the year when the reported amount of the asset or liability is expected to be recovered or settled, respectively. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income tax expense in the period that includes the enactment date.

For each tax position taken or expected to be taken in a tax return, the Company determines whether it is more likely than not that the position will be sustained upon examination based on the technical merits of the position, including resolution of any related appeals or litigation. A tax position that meets the more likely than not recognition threshold is measured to determine the amount of benefit to recognize. The tax position is measured at the largest amount of benefit that is greater than 50% likely of being realized upon settlement.

3. New Accounting Guidance

Recently Adopted Accounting Guidance
On October 1, 2016, the Company adopted an amendment to the consolidation guidance issued by the Financial Accounting Standards Board ("FASB") using the modified retrospective approach which

did not require the restatement of prior year periods. The amendment modifies the consolidation framework for certain investment entities and all limited partnerships. The adoption did not have any material impact on the Company's statement of financial condition.

Accounting Guidance Not Yet Adopted
The FASB issued new guidance for the accounting for leases in February 2016. The new guidance requires lessees to recognize assets and liabilities arising from substantially all leases. The guidance also requires an evaluation at the inception of a contract to determine whether the contract is or contains a lease. The guidance is effective for the Company on October 1, 2019 and requires a modified retrospective approach at adoption. The Company is currently evaluating the impact of adopting the guidance.

4. Taxes on Income

The components of the net deferred tax asset as of September 30, 2017 were as follows:

	Amount
Separate filing state tax net operating loss carry-forwards	$ 337,157
Deferred compensation and employee benefits	60,686
Other	14
Total deferred tax assets	397,857
Valuation allowance	(138,063)
Deferred Tax Assets, Net of Valuation Allowance	**$ 259,794**

At September 30, 2017, there were $15,497,353 in federal net operating loss carry-forwards expiring between 2022 and 2035. The tax impact of these loss carry-forwards have been utilized by Franklin.

At September 30, 2017, there were $9,405,748 in Florida state net operating loss carry-forwards expiring between 2021 and 2035. The tax impact of those loss carry-forward amounts is $337,157 and is partially offset by a valuation allowance of $138,063 due to the uncertainty of realizing the tax benefit of the loss carry-forwards in future years.

At September 30, 2017, the Company had no gross unrecognized tax benefits.

The Company is subject to examination by the taxing authorities in certain jurisdictions. The Company's major tax jurisdictions and the tax years for which the statutes of limitations have not expired are U.S. federal and the State of Florida for 2014 to 2017.

5. Commitments and Contingencies

Legal Proceedings
The Company is from time to time involved in litigation relating to claims arising in the normal course of business. Management is of the opinion that the ultimate resolution of any such claims will not materially affect the Company's business and financial position.

6. Stock-Based Compensation

The Company participates in Franklin's Amended and Restated Annual Incentive Compensation Plan (the "AIP"), the 2002 Universal Stock Incentive Plan, as amended and restated (the "USIP") and the amended and restated Franklin Resources, Inc. 1998 Employee Stock Investment Plan (the "ESIP"). The Compensation Committee of Franklin's Board of Directors determines the terms and conditions of awards under the AIP, the USIP and the ESIP.

Stock and Stock Unit Awards
Under the terms of the AIP, eligible employees may receive cash, equity awards, and/or mutual fund unit awards generally based on the performance of Franklin and its consolidated subsidiaries, its funds and the individual employee. The USIP provides for the issuance of shares of Franklin's common stock for various stock-related awards to officers, directors, and employees. There are 120.0 million shares authorized under the USIP, of which 21.0 million shares were available for grant at September 30, 2017.

Stock awards generally entitle holders to the right to sell the underlying shares of Franklin's common stock once the awards vest. Stock unit awards generally entitle holders to receive the underlying shares of common stock once the awards vest. Awards generally vest based on the passage of time.

Stock and stock unit award activity was as follows :

	Shares	Weighted-Average Grant-Date Fair Value Per Share
Nonvested balance at September 30, 2016	2,356	$ 46.65
Granted	2,895	33.70
Vested	(2,578)	43.31
Nonvested Balance at September 30, 2017	**2,673**	**$ 35.85**

Total unrecognized compensation expense related to nonvested stock and stock unit awards, net of estimated forfeitures, was $89,293 at September 30, 2017. This expense is expected to be recognized over a remaining weighted-average vesting period of approximately 1.6 years. The total fair value of stock and stock unit awards vested during fiscal year 2017 was $111,447.

Franklin generally does not repurchase shares upon vesting of stock and stock unit awards. However, in order to pay taxes due in connection with the vesting of employee and executive officer stock and stock unit awards, shares are repurchased using a net stock issuance method.

Employee Stock Investment Plan
The ESIP allows eligible participants to buy shares of Franklin's common stock at a discount of its market value on defined dates. A total of 0.8 million shares were issued by Franklin under the ESIP

during fiscal year 2017, and 3.6 million shares were reserved for future issuance at September 30, 2017.

7. Related Party Transactions

The Company periodically enters into transactions during the ordinary course of business with affiliates. Amounts due to and from affiliates relate to these transactions.

Due to the Company's accumulated deficit and prior history of losses, the parent has agreed to continue to provide the financial support necessary to fund the Company's operations.

8. Net Capital Requirement

TFIS is subject to the Net Capital Rule. In accordance with the Net Capital Rule, TFIS is required to maintain a minimum net capital of the greater of 6-2/3% of aggregate indebtedness or $5,000. In addition, TFIS is required to maintain a ratio of aggregate indebtedness to net capital, both as defined, not in excess of 15 to 1. The Net Capital Rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting indebtedness to net capital ratio would exceed 10 to 1. As of September 30, 2017, TFIS had net capital of $2,203,717 which was $2,123,960 in excess of its required net capital of $79,757. The ratio of aggregate indebtedness to net capital was 0.54 to 1.

All customer transactions are cleared through other broker-dealers on a fully disclosed basis. Therefore, TFIS is not required to maintain a separate bank account for the exclusive benefit of customers or to segregate customer securities in accordance with Rule 15c3-3 of the SEC.

TFIS claims exemption from SEC Rule 15c3-3 based upon paragraph k(2)(ii) of the Rule.